82-2124

BANKINTER

Institutional Relations

Paseo de la Castellana, 29
28046 Madrid

Telephone: +34 91 339 75 32
Fax: +34 91 339 75 56
E-mail: dperez@bankinter.es
mlalonso@bankinter.es

RECEIVED
2005 NOV 10 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

05012469

SUPPL

October, 4th 2005

Dear Sirs,

Please find enclosed the documents , for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2005

- Balance Sheet as of July, Augost and September 2005, (Spanish Banking Committee) Reports # 1,2,3
- P&L September 2005 Spanish Banking Committee) Report # 4
- Webpage : Relevant events # 5
- 2nd dividend for 2005(Stock exchange, press release, official gazette) Report # 6
- September 2005 financial Summary, Report # 7
- 3rd Q 2005 Results presentation. # 8

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

Yours sincerely,

David Pérez
Director

If you need further information about us visit: https://www.ebankinter.com/webcorporativa

dlw 11/10

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

#1

RECEIVED
2005 NOV 10 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**138,588**
2. CARTERA DE NEGOCIACIÓN	**4,124,567**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	3,801,683
2.5. Otros instrumentos de capital	134,126
2.6. Derivados de negociación	188,758
Pro-memoria: Prestados o en garantía	3,599,440
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**14,063**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	14,063
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**7,044,036**
4.1. Valores representativos de deuda	7,001,912
4.2. Otros instrumentos de capital	42,123
Pro-memoria: Prestados o en garantía	6,807,972
5. INVERSIONES CREDITICIAS	**27,566,523**
5.1. Depósitos en entidades de crédito	3,271,618
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	23,872,450
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	422,455
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**483,219**
Pro-memoria: Prestados o en garantía	469,483
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**1,632**
10.DERIVADOS DE COBERTURA	**81,361**
11.ACTIVOS NO CORRIENTES EN VENTA	**4,341**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	4,341
11.6. Resto de activos	0
12.PARTICIPACIONES	**143,086**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	37,074
12.3. Entidades del grupo	106,012
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**302,340**
15.1. De uso propio	302,193
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	147
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**335**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	335
17.ACTIVOS FISCALES	**304,728**
17.1. Corrientes	45,931
17.2. Diferidos	258,797
18.PERIODIFICACIONES	**23,352**
19.OTROS ACTIVOS	**7,692**
TOTAL ACTIVO	**40,239,752**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2,226,688**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	204,752
1.6. Posiciones cortas de valores	2,021,936
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. *Depósitos de la clientela*	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**35,882,278**
4.1. Depósitos de bancos centrales	1,900,569
4.2. Depósitos de entidades de crédito	6,939,164
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10,000
4.4. Depósitos de la clientela	20,253,642
4.5. Débitos representados por valores negociables	4,927,323
4.6. Pasivos subordinados	730,020
4.7. Otros pasivos financieros	**1,121,560**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**60,878**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**157,041**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	118,579
14.3. Provisiones para riesgos y compromisos contingentes	**23,420**
14.4. Otras provisiones	15,042
15.PASIVOS FISCALES	**143,758**
15.1. Corrientes	0
15.2. Diferidos	143,758
16.PERIODIFICACIONES	**45,533**
17.OTROS PASIVOS	**529,088**
17.1. Fondo Obra social	0
17.2. Resto	529,088
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
	0
TOTAL PASIVO	**39,045,264**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**77,709**
2.1. Activos financieros disponibles para la venta	77,587
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	14
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	108
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1,116,779**
3.1. Capital o fondo de dotación	116,875
3.1.1. Emitido	116,875
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	300,608
3.3. Reservas	741,032
3.3.1. Reservas (pérdidas) acumuladas	737,135
3.3.2. Remanente	3,897
3.4. Otros instrumentos de capital	10,846
3.4.1. De instrumentos financieros compuestos	10,846
3.4.2. Resto	0
3.5. Menos: Valores propios	-30,471
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. Menos: Dividendos y retribuciones	-22,111
TOTAL PATRIMONIO NETO	**1,194,488**
TOTAL PATRIMONIO NETO Y PASIVO	**40,239,752**

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**301,780**
2. CARTERA DE NEGOCIACIÓN	**4,586,042**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	4,111,648
2.5. Otros instrumentos de capital	196,707
2.6. Derivados de negociación	277,687
Pro-memoria: Prestados o en garantía	4,117,652
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**21,598**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	21,598
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**5,843,455**
4.1. Valores representativos de deuda	5,797,280
4.2. Otros instrumentos de capital	46,175
Pro-memoria: Prestados o en garantía	5,704,781
5. INVERSIONES CREDITICIAS	**27,318,801**
5.1. Depósitos en entidades de crédito	2,648,509
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	24,349,604
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	320,688
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**458,190**
Pro-memoria: Prestados o en garantía	442,501
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-518**
10.DERIVADOS DE COBERTURA	**86,416**
11.ACTIVOS NO CORRIENTES EN VENTA	**4,414**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	4,414
11.6. Resto de activos	0
12.PARTICIPACIONES	**142,893**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	36,881
12.3. Entidades del grupo	106,012
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**302,534**
15.1. De uso propio	302,388
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	146
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**300**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	300
17.ACTIVOS FISCALES	**298,518**
17.1. Corrientes	43,525
17.2. Diferidos	254,993
18.PERIODIFICACIONES	**25,070**
19.OTROS ACTIVOS	**9,947**
TOTAL ACTIVO	**39,399,440**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2,245,164**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	**0**
1.5. Derivados de negociación	275,668
1.6. Posiciones cortas de valores	1,969,496
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**35,402,252**
4.1. Depósitos de bancos centrales	988,199
4.2. Depósitos de entidades de crédito	8,367,828
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10,000
4.4. Depósitos de la clientela	19,745,125
4.5. Débitos representados por valores negociables	5,000,665
4.6. Pasivos subordinados	733,044
4.7. Otros pasivos financieros	**557,391**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**70,306**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**159,050**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	120,385
14.3. Provisiones para riesgos y compromisos contingentes	**23,678**
14.4. Otras provisiones	14,987
15.PASIVOS FISCALES	**142,338**
15.1. Corrientes	0
15.2. Diferidos	142,338
16.PERIODIFICACIONES	**51,807**
17.OTROS PASIVOS	**22,587**
17.1. Fondo Obra social	0
17.2. Resto	22,587
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**38,093,504**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**75,404**
2.1. Activos financieros disponibles para la venta	75,315
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	-19
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	108
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1,230,532**
3.1. Capital o fondo de dotación	116,875
3.1.1. Emitido	116,875
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	300,608
3.3. Reservas	741,829
3.3.1. Reservas (pérdidas) acumuladas	737,932
3.3.2. Remanente	3,897
3.4. Otros instrumentos de capital	11,461
3.4.1. De instrumentos financieros compuestos	11,461
3.4.2. Resto	0
3.5. Menos: Valores propios	-31,739
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	136,402
3.8. Menos: Dividendos y retribuciones	-44,904
TOTAL PATRIMONIO NETO	**1,305,936**
TOTAL PATRIMONIO NETO Y PASIVO	**39,399,440**

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**138,588**
2. CARTERA DE NEGOCIACIÓN	**4,124,567**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	3,801,683
2.5. Otros instrumentos de capital	134,126
2.6. Derivados de negociación	188,758
Pro-memoria: Prestados o en garantía	3,599,440
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**14,063**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	14,063
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**7,044,035**
4.1. Valores representativos de deuda	7,001,912
4.2. Otros instrumentos de capital	42,123
Pro-memoria: Prestados o en garantía	6,807,972
5. INVERSIONES CREDITICIAS	**27,566,523**
5.1. Depósitos en entidades de crédito	3,271,618
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	23,872,450
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	422,455
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**483,219**
Pro-memoria: Prestados o en garantía	469,483
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**1,632**
10.DERIVADOS DE COBERTURA	**81,351**
11.ACTIVOS NO CORRIENTES EN VENTA	**4,341**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	4,341
11.6. Resto de activos	0
12.PARTICIPACIONES	**143,086**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	37,074
12.3. Entidades del grupo	106,012
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**302,340**
15.1. De uso propio	302,193
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	147
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**335**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	335
17.ACTIVOS FISCALES	**304,728**
17.1. Corrientes	45,931
17.2. Diferidos	258,797
18.PERIODIFICACIONES	**23,362**
19.OTROS ACTIVOS	**7,592**
TOTAL ACTIVO	**40,239,752**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2,226,688**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	204,752
1.6. Posiciones cortas de valores	2,021,936
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**35,882,278**
4.1. Depósitos de bancos centrales	1,900,569
4.2. Depósitos de entidades de crédito	6,939,164
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10,000
4.4. Depósitos de la clientela	20,253,642
4.5. Débitos representados por valores negociables	4,927,323
4.6. Pasivos subordinados	730,020
4.7. Otros pasivos financieros	**1,121,560**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**60,878**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**157,041**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	118,579
14.3. Provisiones para riesgos y compromisos contingentes	**23,420**
14.4. Otras provisiones	15,042
15.PASIVOS FISCALES	**143,758**
15.1. Corrientes	0
15.2. Diferidos	143,758
16.PERIODIFICACIONES	**45,533**
17.OTROS PASIVOS	**529,088**
17.1. Fondo Obra social	0
17.2. Resto	529,088
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
	0
TOTAL PASIVO	**39,045,264**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**77,709**
2.1. Activos financieros disponibles para la venta	77,587
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	14
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	108
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1,116,779**
3.1. Capital o fondo de dotación	116,875
3.1.1. Emitido	116,875
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	300,608
3.3. Reservas	741,032
3.3.1. Reservas (pérdidas) acumuladas	737,135
3.3.2. Remanente	3,897
3.4. Otros instrumentos de capital	10,846
3.4.1. De instrumentos financieros compuestos	10,846
3.4.2. Resto	0
3.5. Menos: Valores propios	-30,471
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. Menos: Dividendos y retribuciones	-22,111
TOTAL PATRIMONIO NETO	**1,194,488**
TOTAL PATRIMONIO NETO Y PASIVO	**40,239,752**

SEPTIEMBRE 05

Miles de Euros

1.	**INTERESES Y RENDIMIENTOS ASIMILADOS**	**806,952**
2.	**INTERESES Y CARGAS ASIMILADAS**	**514,599**
2.1.	Remuneración de capital con naturaleza de pasivo financiero	0
2.2.	Otros	514,599
3.	**RENDIMIENTO DE INSTRUMENTOS DE CAPITAL**	**25,954**
3.1.	Participaciones en entidades asociadas	393
3.2.	Participaciones en entidades multigrupo	0
3.3.	Participaciones en entidades del grupo	19,635
3.4.	Otros instrumentos de capital	5,926
A)	**MARGEN DE INTERMEDIACIÓN**	**318,307**
5.	**COMISIONES PERCIBIDAS**	**144,017**
6.	**COMISIONES PAGADAS**	**41,011**
8.	**RESULTADOS DE OPERACIONES FINANCIERAS (NETO)**	**44,255**
8.1.	Cartera de negociación	19,866
8.2.	Otros instrumentos financieros a valor razonable con cambios en pérdidas y	3,136
8.3.	Activos financieros disponibles para la venta	65,980
8.4.	Inversiones crediticias	0
8.5.	Otros	-44,727
9.	**DIFERENCIAS DE CAMBIO (NETO)**	**26,841**
B)	**MARGEN ORDINARIO**	**492,409**
12.	**OTROS PRODUCTOS DE EXPLOTACIÓN**	**13,604**
13.	**GASTOS DE PERSONAL**	**134,544**
14.	**OTROS GASTOS GENERALES DE ADMINISTRACIÓN**	**111,178**
15.	**AMORTIZACIÓN**	**14,374**
15.1.	Activo material	14,321
15.2.	Activo intangible	53
16.	**OTRAS CARGAS DE EXPLOTACIÓN**	**3,652**
C)	**MARGEN DE EXPLOTACIÓN**	**242,265**
17.	**PÉRDIDAS POR DETERIORO DE ACTIVOS (NETO)**	**49,748**
17.1.	Activos financieros disponibles para la venta	0
17.2.	Inversiones crediticias	50,098
17.3.	Cartera de inversión a vencimiento	0
17.4.	Activos no corrientes en venta	-350
17.5.	Participaciones	0
17.6.	Activo material	0
17.7.	Fondo de comercio	0
17.8.	Otro activo intangible	0
17.9.	Resto de activos	0
18.	**DOTACIONES A PROVISIONES (NETO)**	**6,902**
21.	**OTRAS GANANCIAS**	**13,695**
21.1.	Ganancias por venta de activo material	385
21.2.	Ganancias por venta de participaciones	4,371
21.3.	Otros conceptos	8,939
22.	**OTRAS PÉRDIDAS**	**3,687**
22.1.	Pérdidas por venta de activo material	0
22.2.	Pérdidas por venta de participaciones	36
22.3.	Otros conceptos	3,651
D)	**RESULTADO ANTES DE IMPUESTOS**	**195,623**
23.	**IMPUESTO SOBRE BENEFICIOS**	**59,221**
24.	**DOTACIÓN OBLIGATORIA A OBRAS Y FONDOS SOCIALES**	**0**
E)	**RESULTADO DE LA ACTIVIDAD ORDINARIA**	**136,402**
25.	**RESULTADO DE OPERACIONES INTERRUMPIDAS (NETO)**	**0**
F)	**RESULTADO DEL EJERCICIO**	**136,402**

CNMV's relevant events Print

2001 2002 2003 2004 2005

The information on relevant events furnished in this section corresponds exactly to that sent to the CNMV. The relevant events included in this section, together with previous years' relevant events, are available on the CNMV's web site. (available in Spanish only).

Access to general information on Bankinter at the CNMV

Year 2005:

Date	Fact	More information (pdf)
27/09/05	Adquisitions or transmissions of participations	
20/09/05	Anouncement of payments of interest and dividends	
14/09/05	Changes on the board an other governing bodies	
19/07/05	Advance notice of the results of issuer companies	
22/06/05	Announcement of payments and dividends	
19/05/05	The Board of Directors has appointed Mr Ramchad Bhavnani as a member of The Board	
04/05/05	Announcement of Shareholders¿ Meeting call notices and resolutions.	
25/04/05	Advance notice of the results of issuer companies	
23/03/05	Announcement of payments of interest and dividends	More information (11,7 kb)
17/03/05	Announcement of Shareholders¿ Meeting call notices and resolutions.	

BANKINTER

CAMBIOS EN EL CONSEJO DE ADMINISTRACIÓN

En cumplimiento de lo dispuesto en el artículo 82 de la Ley del Mercado de Valores, por la presente se comunica a la Comisión Nacional del Mercado de Valores la DECISIÓN RELEVANTE adoptada por el Consejo de Administración de Bankinter S.A. en su reunión ordinaria celebrada el 14 de septiembre de 2005 en la sede social:

El Consejo de Administración de Bankinter S.A. ha acordado el nombramiento de D. Fernando Masaveu Herrero como nuevo Consejero de la sociedad para ocupar la vacante existente en el Consejo de Administración.

Madrid, 14 de septiembre de 2005

CUMPLIMIENTO NORMATIVO

Bankinter S.A. comunica que con fecha 26 de septiembre de 2005, el accionista y Consejero del Banco, Cartival S.A., ha adquirido 2.282.483 acciones - un 2,929% del capital social – a un precio de 43,785 euros la acción, en una operación extrabursátil de la que ha tomado razón Mercavalor S.V.B. como miembro del mercado y que ha sido comunicada al Departamento de Supervisión de la Sociedad Rectora de la Bolsa tras el cierre del mercado, de conformidad con el RD 1416/1991 de 27 de septiembre y la Orden Ministerial de 5.12.1991.

Tras esta operación, el porcentaje de participación de Cartival S.A. en Bankinter se sitúa en el 13,226%.

BANKINTER S.A.

Unidad Cumplimiento Normativo

26 de septiembre de 2005

#6

NEWS RELEASE **From: *BANKINTER,S.A.***

Contact: David Pérez Renovales Tel: + 34 91 3397532
dperez@bankinter.es
Maru Alonso Tel : + 34 91 3398579
mlalonso@bankinter.es

BANKINTER PAYS ITS SECOND 2005 INTERIM DIVIDEND

Madrid, September 20, 2005 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on October 1st 2005, it will pay its second 2005 interim dividend of 0.296016 Euros gross per share representing a net amount of 0.2516136 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.



3Q2005 Results

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughtout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.



1 Results

Bankinter's strategy is delivering strongly:

- **In business growth**
- **In Quality of that growth**
- **In Revenues**
- **In Results**

Net Interest Income goes on showing a very solid trend

P & L (€ thousand)	Acum Sep' 05	Acum Sep' 04	Var. €	Var. %
Net Interest Income	322,065	289,545	32,520	11.23

- **Strong growth in business volumes**
- **Gradual change in credit mix**

Upon a strong growth in lending

- (€ Thousand) -	Sep'05	Variation	%
Total credit facilities and loans	**24,296**	**5,345**	**28.2**
Ex-securitization	27,732	4,725	20.5
Secured loans	**17,676**	**3,838**	**27.7**
Unsecured loans	**6,,620**	**1,507**	**29.5**

and in Customer funds

- (€ Thousand) -	Sep'05	Variation	%
Customer deposits	**23,406**	**4,239**	**22.1**
Off-balance-sheet funds	**10,548**	**1,147**	**12.2**
Mutual & Pension Funds	9,088	986	12.2
Total	**33,954**	**5,386**	**18.9**

Customer spread supported by loan margins



- Customer spread (%) -
3.23
3.21
1.62
1.68
1.60
1.54
S04 O N D E F M A M J J A S05
Liabilities cost
Assets yield
Customer spread

In favour:

- ***Growth in credit assets***
- **Change in tne business mix**

On the opposite:

- **Repricing of loan portfolio**
- **Some competitive pressures**
- **Increased reliance on wholesale funding**

Ordinary Income boosted by all revenue lines' contribution

P & L (€ Thousand)	Acum. Sep'05	Acum. Sep'04	Var. €	Var. %
Net Interest Income	**322,065**	**289,545**	**32,520**	**11.2**
Equity Method	17,737	- 14,312	3,425	23.9
Fees	140,063	128,971	11,092	8.6
Insurance	856	(406)	1,262	n.m.
Trading Income	51,890	9,839	42,051	427.3
Ordinary Income	**532,611**	**442,262**	**90,349**	**20.4**

- **Profitable growth in margins**
- **Efficient customer management**
- **Increasing cross-selling**

Fees capture strong customer management skills

- Fees breakdown (€ Thousand) -

	A Sep 05	Var. €	%
Agents & Virtual bkng.	17,669	2,980	20.3
Other fees paid	24,026	2,546	11.9
Fees paid	**41,695**	**5,526**	**15.3**
Payments & Collections	50,319	4,801	10.6
Credit & Debit Cards	27,296	3,205	13.3
Payment orders	4,099	618	17.8
Brokerage & Securities	23,067	1,677	7.8
Mutual Funds & Pension Funds	58,765	5,378	10.1
Insurance	*4,278*	*2,987*	*43.2*
Other fees	28,341	2,117	8.1
Fees Collected	**181,758**	**16,618**	**10.1**
TOTAL	**140,083**	**11,092**	**8.6**

- More **customers**
- More **transactional activity** of Corporates and SMEs
- More **insurance** products sold
- Growth in **Assets under Management**
- Improvement in **fee income mix:**
  - **Market related** (Funds, Brokerage...)
  - ***Transactional*** *(Payments and Collections...)*
  - **Insurance**

Outstanding increase in Net Operating Income

P & L (€ Thousand)	Acum. Sep'05	Acum. Sep'04	Var. €	Var. %
Net Interest Income	322,065	289,545	32,520	11.2
Equity Method	17,737	14,312	3,425	23.9
Fees	140,063	128,971	11,092	8.6
Insurance	856	(406)	1,262	n.m.
Trading Income	51,890	9,839	42,051	427.3
Ordinary Income	**532,611**	**442,262**	**90,349**	**20.4**
Costs	(254,441)	(219,893)	(34,548)	15.7
Net Operating Income	**278,170**	**222,369**	**55,801**	**25.1**

- **Solid Cash-Flow generation**
- **In spite of accelerating sizeable investments**

Revenue generation backed accelerated investments...but efficiency in check



- Costs (€ Thousands) -
219,893
254,441
120,685
140,647
+16.5%
99,208
113,794
+14.7%
3Q04
3Q05
Other Administrative Exp.
Personnel Exp.



-Cost/Income Ratio (%) -
51%
48%
45%
46.8%
3Q04
4Q04
1Q05
2Q05
3Q05

More generic provisioning in line with lending growth

P & L (€ Thousand)	Acum. Sep'05	Acum. Sep'04	Var. €	Var. %
Net Interest Income	**322,065**	**289,545**	**32,520**	**11.2**
Equity Method	17,737	14,312	3,425	23.9
Fees	140,063	128,971	11,092	8.6
Insurance	856	(406)	1,262	n.m.
Trading Income	51,890	9,839	42,051	427.3
Ordinary Income	**532,611**	**442,262**	**90,349**	**20.4**
Costs	(254,441)	(219,893)	(34,548)	15.7
Net Operating Income	**278,170**	**222,369**	**55,801**	**25.1**
Writte-offs & Provisions	(50,506)	(19,110)	(31,396)	164.3
General Allowances	(7,353)	(7,433)	80	1.1
Other Results	242	931	(689)	(74.0)

Growth and change in business mix push Loan Loss Provisions

€ Thousand	Sep'05	Sep'04
Risk Exposure ex-securitization		
Total	30,124,907	25,068,138
Acum. growth of the year	3,923,551	
Specific	4,735	-1,148
Generic	45,933	20,258
Other	(162)	0
Total Loan Loss Provisions	**50,506**	**19,110**

It implies increasing retained earnings thru Provisions


€ Thousand
400,000
340,000
280,000
220,000
160,000
100,000
40,000
+15.8%
408,045
-11.9%
74,993
S04
oct
nov
dic
jan
feb
mar
apr
may
jun
jul
aug
S05
NPLs
Provisions

While keeping a first credit quality loan book


0.34
544%
414%
0.25

-NPLs per Segment -

€ Thousand	Sep'05	% NPL	Var. Sep'04
Corporate Bk.	**11,501**	0.21	-36.8%
Individuals	**43,834**	0.21	-4,1%
SMEs	**19.658**	0.48	-7,3%
Total	**74,993**	**0.25**	**-11,9%**

Business performance is reflected in Results

P & L (Thousand €)	Acum. Sep'05	Acum. Sep'04	Var. €	Var. %
Net Interest Income	**322,065**	**289,545**	**32,520**	**11.2**
Equity Method	17,737	14,312	3,425	23.9
Fees	140,063	128,971	11,092	8.6
Insurance	856	(406)	1,262	n.m.
Trading Income	51,890	9,839	42,051	427.3
Ordinary Income	**532,611**	**442,262**	**90,349**	**20.4**
Costs	(254,441)	(219,893)	(34,548)	15.7
Net Operating Income	**278,170**	**222,369**	**55,801**	**25.1**
Writte-offs & Provisions	(50,506)	(19,110)	(31,396)	164.3
General Allowances	(7,353)	(7,433)	80	1.1
Other Results	242	931	(689)	(74.0)
Income Before Taxes	220,553	196,757	23,796	12.1
Net Attributed Income	**153,598**	**130,767**	**22,832**	**17.5**

Confirming the quarterly improving trend


- Quarterly Results (€ Million) -
55
50
45
40
35
53,240
+35.6%
39,272
1Q
2Q
3Q
4Q
2004
2005

Results are even higher with the accounting effect

- Bankinter Net Income (€ Thousand) -



+32.2%
+17.5%
116,188
130,767
153,598
Sep'04 4/91
Sep'04
Sep'05

Adding back allowances results rise at a higher rate

- Net Attr. Income + Acum. Allowances (€ Thousand) -



+28.4%
143.9 MM
13,167
130,767
31,234
153,598
184.8 MM
Sep'04
Sep'05
Net Income
Generic Allowances



2 Growth

Getting the fruit from our business focus and capabilities building

- Mortgages
- Insurance
- SMEs
- Consumer Finance
- Multi-Network
- Quality of Service
- Innovation

Every single Segment records significant loan growth

- Average outstanding loan book (€ Million) -

Credit & Loans	Acum. Sep'05	Var. €	Var. %
SMEs	3,694	1,072	40.9
Non-Resident	539	135	33.4
Private Banking	1,907	379	24.8
PFS	666	110	19.9
Corporate Banking	3,735	564	17.8
Individuals	16,934	2,268	15.5
Total	27,475	4,528	19.7

...which also reflects in Results

-Clients' Segments (€ Thousands) -

PBT	Acum. Sep'05	Var. €	Var. %
SMEs	35,301	10,385	41.7
Corporate Banking	53,678	13,333	33.0
PFS	20,483	3,160	18.2
Private Banking	37,345	4,101	12.3
Individuals	76,837	7,855	11.4
Non Residents	5,890	357	6.4
Total	229,534	39,191	20.6

Forcing change in the business mix


- Networks PBT breakdown -
100%
80%
60%
40%
20%
0%
66
62
61
34
38
39
Sep'04
Dec'04
Jun'05
Sep'05
Individuals
Corporates & SMEs

Mortgages carry on showing a high and healthy growth


- Mortgage Stock (€ Thousand) -
40.1%
18.2%
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
3Q03
3Q04
3Q05
Stock
Securitizations

...Even being so selective in target customers

-Mortgage customers profile distribution-


80%
60%
40%
20%
0%
69.2%
7.8%
97
98
99
00
01
02
03
04
1Q05
2Q05
3Q05
High
Average
Low

Profile	% Volume	Spread	# Products	NPL
High	76.9%	0.53%	8.2	0.10%
Avrg.	17.3%	0.64%	7.0	0.16%
Low	5.8%	0.69%	5.9	0.42%

While preserving credit quality

Mortgages	Front Book	Back Book
Avg. Principal	157,009 €	93,322 €
Avg. Spread	0.55%	0.61%
Avg. LTV	63.9%	60.0%
Avg. Affordability ratio	31.4%	27.2%
Home 1st. Home	72.4% 86.3%	87.9% 90.9%
NPL		0.16%
Avg. cross selling ratio		7.6

Insurance keeps on increasing its substantial contribution

- Insurance business contribution (€ Thousands)-

	Sep'05	Sep'04	Var. €	%
LDA	18,210	13,913	4,298	30.9
BK Seguros*	16,540	15,089	1,451	9.6
Total	**34,750**	**29,002**	**5,749**	**19.8**

*BK Seguros de Vida + Correduría

Achieving successful penetration rates


- Life and Home insurance penetration (%) -
80%
70%
60%
50%
80.0%
76.0%
62.0%
58.6%
Sep'04
Dec'04
Mar'05
Jun'05
Sep'05
Life Insurance
Home Insurance

SMEs´client gathering shows an accelerating pace

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

- SME Client gathering -



65.1%
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Sep'04
Sep'05

...so does loan growth

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

- Avrage loan growth in SME (€ Million)-



40.9%
3,800
3,400
3,000
2,600
2,200
1,800
Sep'04
Sep'05

Business model is fully delivering, self-financing investments

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

- SMEs P&L (€ Thousand) -

P & L	Acum. Sep'05	Var.	Var.%
Net Interest Income	55,207	18,027	48.5
Fees	29,954	4,908	19.6
Ordinary Margin	85,161	22,935	36.9
Costs	47,816	13,422	39.0
Operating Income	37,345	9,513	34.2
PBT	35,302	10,373	41.6

New branch openings continue within schedule

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

- New SMEs Business Units -



100
80
60
40
20
0
6
27
36
47
60
84
94
+58
Dec'02
Dec'03
Sep'04
Dec'04
Mar'05
Jun'05
Sep'05

Building a winning team to boost business growth

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

- SME staff -



+229
250
268
334
441
497
Jun'04
Sep'04
Dec'04
Jun'05
Sep'05

- •52% from internal turnover
- •48% from hiring
- •81.5% university graduates
- •37,290 hours of educational programs, 97.5 avrg. hours per person
- •EVA- linked compensation.

Consumer lending and Cards improves it rising contribution

•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation

	Sep'05	Sep'04	
Cards	621,201	528,724	+17.5%
Gold+Platinum	216,879	151,439	+43.2%
Volume € Million	2,197.8	1,934.1	+13.6%
(€ Thousand)			
Net Interest Income	9,774.2	4,263.8	129.2%
Fees	15,911.1	14,600.8	9.0%
Total Income	25,685.3	18,864.5	36.2%



While adding proximity to prospective clients
•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation
Org. Canarias
Branches (+9)
94 SMEs Business Units (+58)
41 Corporate B.U. (+2)
36 Private Bkng. Centers (+4)
491 Corporate Partnerships (+29)
1,045 Agents (+46)
3 Online Branches



...which help to increase client gathering in every segment
•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation
- Client gathering -
100,000
90,000
80,000
70,000
60,000
50,000
38.9%
Sep'04
Sep'05



Quality of service is a source of differentiation
•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation
- Quality of Service Indicator (ISN) -
80
78
76
74
72
70
68
+6.31
+6.57
S04
D04
M05
J05
S05
Market avrg.
Bankinter



Bankinter leads in innovation and more so
•Mortgages
•Insurance
•SMEs
•Consumer Finance
•Network
•Quality of Service
•Innovation
The bank in the mobile
Cash in any ATM through the mobile
Broker Bankinter
El primer broker para móvi
ahora también
mediante instrucci
Movilcheck
Ingreso de cheques
en colaboración con
€ 500 mill. placed
Fondo BK Gran Reserva 40 Aniversario IV
Multilínea Financiación Empresa



3
Solvency & Value



A capital base that fuels growth
- Capital ratio BIS * (%) -
12
8
4
0
10.74
3.17
1.72
5.85
Tier II
Pref.
Core
Sep'05
(* Pending on new regulatory treatment for securitizations)

Managing the capital base to optimize solvency and profitability



- Capital Base BIS -
12
8
4
0
3.6
3.52
3.62
4.28
3.98
3.3
3.2
2.8
2.24
2.11
1.98
1.96
1.8
1.7
6.9
5.97
5.93
6.05
5.7
6.1
5.8
00
01
02
03
04
Jun'05
Sep'05
Core Pref. Tier II
20,000
15,000
10,000
2000-S'T05:
CAGR 12.2%
00
01
02
03
04
Sep'05
RWA

Business profile is the first source of financial flexibility

- **Securitization** has been an efficient tool:
  - **Releases capital**
  - **Replicates** the same efficient capital base
  - **Liquidity**
  - **Enhances RoE**
- Bankinter is able to **finance growth** through several ways:
  - Securitizations (Mortgages, SMEs)
  - Covered bonds
  - Senior funding



€ Thousand
% RoE
24,000
20,000
16,000
12,000
8,000
4,000
0
19
16
13
10
00
01
02
03
04
Sep'05
RWA
Securitization
RoE (4/91)
RoE IAS

EPS grows strongly



- EPS (in €) -
+30.7%
+15.6%
2.0
1.8
1.6
1.4
1.2
1.53
1.73
2,00
Sep'04 4/91
Sep'04
Sep'05

Even stronger adjusted by provisions



- EPS (in €) -
+26.8%
+15.6%
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.73
1.89
2.00
2.40
Sep'04
Adjust. Sep'04
Sep'05
Adjust. Sep'05

Mantaining high shareholder profitability



- DPS growth (%) -
15%
10%
5%
0%
12.0%
1st Div03
2nd.
3rd.
4th.
1st Div04
2nd.
3rd.
4th.
1st Div05
2nd.

Bankinter stock performance



+23.1%
45
40
35
30
35.1
43.2
Sep 04
Sep 05



4 Summary

Bankinter is executing successfully a strategy of profitable and healthy growth

- **Outperforming growth in business** (Loans +28%, Deposits +19%, Customers +39%)
- **Strongly reflected in all revenue lines** (Ordinary Income +20.4%)
- **Boosting Net Operating Income (+26%) even after sizeable investments**
- **Very high solvency and credit quality** (NPL 0.25%, Coverage 544%,"core capital" 5.85%)

Thank you

3rd Quarter September 2005



FINANCIAL SUMMARY

BANKINTER
www.ebankinter.com

40 años
Hemos cumplido

3rd Quarter September 2005

FINANCIAL SUMMARY

BANKINTER

www.ebankinter.com

1.Financial highlights

Thousands of €	09/30/2005	09/30/2004*	Variation Amount	%
BALANCE SHEET				
Total assets	38,864,463	28,716,225	10,148,238	35.34
Credit facilities and loans	24,296,475	18,951,057	5,345,418	28.21
Credit facilities and loans ex-securitization	27,732,169	23,007,308	4,724,861	20.54
Customer funds	23,406,051	19,167,394	4,238,657	22.11
Off-balance-sheet managed funds	10,547,991	9,400,698	1,147,293	12.20
EARNINGS				
Net interest income	322,065	289,545	32,520	11.23
Basic income	532,611	442,262	90,349	20.43
Net operating income	278,170	222,369	55,801	25.09
Income before taxes	220,553	196,757	23,796	12.09
Net income attributed to the Group	153,598	130,767	22,832	17.46
RATIOS (%)				
Nonperforming loans/ total risk exposure ex-securitization	0.25%	0.34%	-0.09%	-26.70
Recorded allowance/nonperforming loans	544.11%	413.85%	130.27%	31.48
Efficiency ratio	46.76%	48.11%	-1.35%	-2.81
ROE	16.37%	15.41%	0.96%	6.23
ROA	0.57%	0.64%	-0.07%	-10.39
Capital ratios	10.74%	12.77%	-2.03%	-15.90
Tier 1 capital	7.57%	8.74%	-1.17%	-13.39
BANKINTER SHARES				
Number of shares	77,916,786	76,850,452	1,066,334	1.39
Closing price	43.20	35.10	8.10	23.08
EPS. Earnings per share (euros)	2.00	1.73	0.27	15.61
DPS. Dividend per share (euros)	0.86	0.78	0.08	10.26
BRANCHES AND CENTERS				
Number of branches	314	305	9	2.95
Commercial management centers				
Company Business Units	41	39	2	5.13
Small Businesses	94	36	58	161.11
Number of Private Banking Management Centers	36	32	4	12.50
Corporate Partnerships	491	462	29	6.28
Number of agents	1,045	999	46	4.60
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,612	3,189	423	13.26

* The data included in this quarterly report have been adapted to Bank of Spain Circular 4/2004.
The historical data have not yet been reviewed by the external auditors.

In the third quarter the Bankinter Group maintained its positive earnings trend, showing an increase in net attributed income of 17.46% compared to the cumulative figure for the year-ago period. The quarterly figure is even more positive. Net attributed income in the third quarter of 2005 increased by 35.6% with respect to the same period in 2004

Particularly worthy of note in customer business were the Legal Entities segments. Income after taxes from the SME segment grew by 44.90%, a highly notable achievement bearing in mind the expense incurred in the opening of new branches. Furthermore, Bankinter maintained a Net Satisfaction Index (ISN) of 77.46 points, far exceeding the market average. Income from Corporate Banking increased by an excellent 39.52%. The reason for this positive performance is Bankinter's value proposal based on quality of service, innovative financial products and services and a fully integrated multichannel offering.

Similarly, there was a notable increase in the number of personnel; at the end of the third quarter of the year the Bank's headcount totaled 3,612, up 13.26% on the same period in 2004.

Also, Bankinter continues to record positive business ratios, which taken as a whole mirror the strength of the Bank: ROE increased to 16.37%; ROA stood at 0.57%; the efficiency ratio was 46.76%; the ex-securitization nonperforming loan ratio was 0.25%, which is one of the best in the European banking industry; and earnings per share were €2, up 15.6% on the year-ago period. The increase is 30.7% if the figure is compared with that published last year under the previous accounting standard (€1.53).

MARGINS AND EARNINGS

Bankinter's balance sheet as of September 30, 2005, showed substantial growth in the main aggregates. Total assets grew by 35.34% to €38,864 million; on- and off-balance-sheet customer funds amounted to €33,954 million as of September 30, 2005, up 18.85%, including most notably mutual funds and pension funds, which increased by 10.78% and 28.85%, respectively. The Bank's credit facilities and loans of €24,296 million increased by 28.21% with respect to the same figure in 2004.

Bankinter's income statement for the period ended September 30, 2005, showed variations in the main business margins: net interest revenue increased by 11.23%; basic margin by 20.43%; and net operating income by 25.09%. Income before taxes, which rose by 12.09%, continued its upward trend.

Noteworthy in the income statement for this third quarter was the good performance in fees, which increased by 8.60% compared to the same period in 2004, due largely to the progress of mutual funds.

Mention should also be made of the sound contribution made to the Bankinter Group's accounts by the insurance business. Bankinter Seguros de Vida contributed €16.54 million to income before taxes and Línea Directa Aseguradora contributed €18.21 million.

Bankinter enjoys excellent creditworthiness thanks to its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €74.99 million, equivalent to 0.25% of the Bank's computable risk assets, an improvement with respect to the same quarter in 2004. Similarly, the ratio of the recorded allowance to nonperforming loans was 544.11%. Total provisions increased by 15.82% with respect to the same period in 2004.

On October 1, Bankinter paid the second 2005 dividend of €0.2960 per share, an increase of 12% with respect to the corresponding interim dividend paid in the preceding year.

3.Quality of service

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



Corporate Banking
Private Banking
Individuals
Small Bussines
81
80
79
78
77
76
75
Sep 04
Dec
Mar
Jun
Sep 05

By distribution channel



Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
83
81
79
77
75
73
Sep 04
Dec
Mar
Jun
Sep 05

4.Customer activity

Bankinter's multichannel strategy is now fully established in customer activity. This is clearly illustrated by the percentage of customers (63%) who interact with the Bank through more than one channel, thus indicating their intention not to be confined to a single model. Customers accept and make full use of the value proposal offered by the Bank, conducting transactions with their accounts using the method that is most convenient at any given moment.

In 2005 transactions performed via the Internet increased gradually, accounting for 53.20% of the total this quarter, an all-time record which illustrates that the Internet is the channel par excellence among our customers. In addition to Internet banking, this growth was mirrored in all remote channels, which represent 64% of the Bank's total transactions, as compared with 48% six years ago.

Customers' satisfaction with the quality of the service provided by the different segments and networks, which is measured by the Net Satisfaction Index (ISN), remained very high, especially with respect to the market average.

In the first nine months of the year cross-selling stood at an average of 6.16 products, far exceeding the figure achieved in the same period in 2004 (5.76 products per customer). This is definitive evidence of the success of the implementation of CRM techniques.

At 6.24% the abandonment rate –abandonment is taken to mean virtual inactivity in a customer's account over a period of time– remained notably higher than in the year-ago period.



Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
53%
52%
31%
1999
2000
2001
2002
2003
2004
3Q2005
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


38%
25%
37%
1 Channel
2 Channels
3 Channels

Products by customer


6.4
6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
6.08
5.91
Number of products
Sep 04
Dec
Mar
Jun
Sep 05

Abandonment rate


9
8
7
6
5
4
6.91
6.24
% Annual rate
Sep 04
Dec
Mar
Jun
Sep 05

5.Balance sheet

Thousands of €	09/30/05	12/31/04	Dif. Vs. 12/31/04 Amount	%	09/30/04	Dif. Vs. 09/30/04 Amount	%
ASSETS							
Cash on hand and on deposits at central banks	301,780	170,761	131,019	76.73%	354,324	-52,544	-14.83%
Trading portfolio	4,582,421	2,011,412	2,571,009	127.82%	1,381,343	3,201,078	231.74%
Available for sale portfolio	5,178,169	5,405,316	-227,147	-4.20%	4,555,565	622,604	13.67%
Loans	27,576,295	22,308,324	5,267,971	23.61%	21,119,335	6,456,960	30.57%
Due from banks	2,959,132	1,897,148	1,061,984	55.98%	1,885,644	1,073,488	56.93%
Customer loans	24,296,475	20,181,633	4,114,842	20.39%	18,951,057	5,345,418	28.21%
Other assets	320,688	229,543	91,145	39.71%	282,633	38,055	13.46%
Investment portfolio held to maturity	458,190	444,305	13,885	3.13%	443,498	14,692	3.31%
Hedge derivatives and macro-derivatives	85,898	68,937	16,961	24.60%	67,431	18,467	27.39%
Other assets available for sale	4,414	3,351	1,063	31.72%	3,694	720	19.49%
Affiliates	71,544	53,953	17,591	32.60%	43,919	27,625	62.90%
Intangible assets	319,836	315,252	4,584	1.45%	313,127	6,709	2.14%
Accrual accounts	285,916	488,589	-202,673	-41.48%	433,989	-148,073	-34.12%
TOTAL ASSETS	**38,864,463**	**31,270,200**	**7,594,263**	**24.29%**	**28,716,225**	**10,148,238**	**35.34%**
EQUITIES AND LIABILITIES							
LIABILITIES							
Trading portfolio	2,248,810	1,252,163	996,647	79.59%	912,444	1,336,366	146.46%
Financial liabilities at amortized costs	33,717,779	27,174,886	6,542,893	24.08%	25,064,355	8,653,424	34.52%
Due to banks	9,354,458	5,884,740	3,469,718	58.96%	5,067,405	4,287,053	84.60%
Customer deposits	15,473,896	13,583,667	1,890,229	13.92%	13,870,606	1,603,290	11.56%
Marketable debt securities	7,932,155	6,862,782	1,069,373	15.58%	5,296,788	2,635,367	49.75%
Subordinated debt	389,879	377,251	12,628	3.35%	375,683	14,196	3.78%
Other liabilities	567,391	466,445	100,946	21.64%	453,873	113,518	25.01%
Hedge derivatives and macro-derivatives	70,306	24,838	45,468	183.05%	5,449	64,857	1190.19%
Write-offs and provisions	795,480	887,652	-92,172	-10.38%	897,591	-102,111	-11.38%
Accrual accounts	226,889	265,630	-38,741	-14.58%	259,366	-32,477	-12.52%
Capital with nature of financial liabilities	347,917	348,842	-925	-0.27%	294,741	53,176	18.04%
LIABILITIES	**37,407,181**	**29,954,010**	**7,453,171**	**24.88%**	**27,433,947**	**9,973,234**	**36.35%**
EQUITY							
Equity adjustments due to valuation	82,775	61,067	21,708	35.55%	50,302	32,473	64.55%
Equity	1,374,507	1,255,123	119,384	9.51%	1,231,976	142,531	11.57%
TOTAL EQUITY	**1,457,282**	**1,316,190**	**141,092**	**10.72%**	**1,282,278**	**175,004**	**13.65%**
TOTAL EQUITY AND LIABILITIES	**38,864,463**	**31,270,200**	**7,594,263**	**24.29%**	**28,716,225**	**10,148,238**	**35.34%**

6.Customer funds and lending



Thousands of €	09/30/2005	09/30/2004	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	**15,473,896**	**13,870,606**	**1,603,290**	**11.56**
Government entities	542,405	222,292	320,113	144.01
Residents	14,304,109	13,148,152	1,155,957	8.79
Demand deposits	7,164,630	6,195,719	968,911	15.64
Savings deposits	109,721	107,941	1,780	1.65
Time deposits	2,736,895	2,829,841	-92,946	-3.28
Securities sold under repurchase agreement	4,292,863	4,014,651	278,212	6.93
Nonresidents	561,099	434,578	126,521	29.11
Adjustments due to valuation	66,283	65,585	698	1.06
Marketable debt securities	7,932,155	5,296,788	2,635,367	49.75
Total	**23,406,051**	**19,167,394**	**4,238,657**	**22.11**
Off-balance-sheet managed funds	**10,547,991**	**9,400,698**	**1,147,293**	**12.20**
of wich:				
Mutual funds	8.291,692	7,484,539	807,153	10.78
Pension funds	796,804	618,377	178,427	28.85
CREDIT FACILITIES AND LOANS				
Loans to government entities	23,565	30,149	-6,584	-21.84
Loans to resident borrowers	24,084,591	18,828,350	5,256,241	27.92
Commercial bills	1,284,583	1,045,032	239,551	22.92
Secured loans	17,253,865	13,571,727	3,682,138	27.13
Lease receivables	788,285	606,652	181,633	29.94
Other loans	4,757,858	3,604,939	1,152,919	31.98
Nonresident borrowers	493,328	335,033	158,295	47.25
Nonperforming loans	73,041	83,953	-10,912	-13.00
Subtotal	**24,674,525**	**19,277,485**	**5,397,040**	**28.00**
Loan loss allowance (excluding off-balance-sheet risks)	384,367	332,048	52,319	15.76
Other adjustements due to valuation	6,317	5,621	696	12.39
Total	**24,296,475**	**18,951,057**	**5,345,418**	**28.21**
Total ex-securitization	**27,732,169**	**23,007,308**	**4,724,861**	**20.54**

7.Analysis of credit risk

Thousands of €			Variation	
	09/30/2005	09/30/2004	Amount	%
Risk exposure ex securitization	30,124,908	25,068,138	5,056,769	20.17
Total nonperforming balance	74,993	85,134	-10,141	-11.91
Total allowances	408,045	352,324	55,721	15.82
Mandatory allowances	408,045	352,324	55,721	15.82
Generic	384,478	324,303	60,175	18.56
Specific	23,567	28,021	-4,454	-15.90
% Nonperforming loans/Total risk exposure (ex securitization)	0.25	0.34	-0.09	-26.70
% Nonperforming loans/Total risk exposure	0.28	0.41	-0.13	-31.71
% Nonperforming mortgages/Total mortgages	0.17	0.26	-0.09	-35.71
% Recorded alowance/Nonperforming loans	544.11	413.85	130.27	31.48
% Recorded alowance/unsecured nonperforming loans	453.09	346.64	106.45	30.71

Nonperforming loans and allowances



450
400
350
300
250
200
150
100
50
Millions of euros
408.05
352.32
85.13
74.99
Sep 04
Dec
Mar
Jun
Sep 05
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



560
530
500
470
440
410
%
544.11
413.85
Sep 04
Dec
Mar
Jun
Sep 05

8.Comparative income statements

Thousands of €	As of setembre 30					
	2005		2004		Variation	
	Amount	% S/ATM	Amount	% S/ATM	Amount	%
Interest revenue	786,278	2.94	611,978	3.00	174,300	28.48
Interest expense	-471,469	-1.76	-332,979	-1.63	-138,490	41.59
Interests on preference shares	-5,409	-0.02	-11,495	-0.06	6,086	-52.95
Revenue from equity portfolio	7,256	0.03	10,547	0.05	-3,291	-31.20
NET INTEREST INCOME	**322,065**	**1.20**	**289,545**	**1.42**	**32,520**	**11.23**
Equity accounting	17,737	0.07	14,312	0.07	3,425	23.93
Fees and commissions	140,063	0.52	128,971	0.63	11,092	8.60
Insurance activity	856		-406		1,262	-310.90
Trading income	51,890	0.19	9,839	0.05	42,051	427.37
ORDINARY INCOME	**532,611**	**1.99**	**442,262**	**2.17**	**90,349**	**20.43**
Personnel expenses	-140,647	-0.53	-120,685	-0.59	-19,962	16.54
General and administrative costs	-108,407	-0.40	-92,107	-0.45	-16,300	17.70
Depreciation and writte-downs	-15,340	-0.06	-14,269	-0.07	-1,071	7.50
Other operating items	9,953	0.04	7,168	0.04	2,785	38.85
OPERATING INCOME	**278,170**	**1.04**	**222,369**	**1.09**	**55,801**	**25.09**
Asset losses	-50,506	-0.19	-19,110	-0.09	-31,396	164.29
Provisions	-7,353	-0.03	-7,433	-0.04	80	-1.07
Other results	242		931		-689	-74.00
INCOME BEFORE TAXES	**220,553**	**0.82**	**196,757**	**0.96**	**23,796**	**12.09**
Corporate income tax	-66,955	-0.25	-65,990	-0.32	-964	1.46
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**153,598**	**0.57**	**130,767**	**0.64**	**22,832**	**17.46**



Income attributed to the Group



55
50
45
40
35
Millions of euros
39.27
53.24
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

9.Quarterly statements of income

Thousands of €	2005 3rd Q	Variation 3Q05/3Q04	Variation 3Q05/2Q05	2005 2nd Q	2005 1st Q	2004 4th Q	2004 3rd Q
Interest revenue	280,691	34.55	7.04	262,234	243,353	232,200	208,619
Interest expense	-170,620	50.52	7.17	-159,198	-141,651	-133,022	-113,354
Interests on preference shares	-1,846	-148.10	3.13	-1,790	-1,773	-3,122	3,838
Revenue from equity portfolio	1,449	-30.54	-36.95	2,298	3,509	460	2,086
NET INTEREST INCOME	**111,520**	**14.55**	**5.87**	**105,334**	**105,211**	**99,638**	**97,351**
Equity accounting	6,629	12.05	14.75	5,777	5,331	5,589	5,916
Fees and commissions	47,519	13.60	0.87	47,111	45,433	49,180	41,831
Insurance activity	557	2,143.01	117.58	256	43	920	25
Trading income	15,429	-541.27	-42.77	26,958	9,503	19,922	-3,497
ORDINARY INCOME	**181,654**	**28.26**	**-2.04**	**185,436**	**165,521**	**175,249**	**141,626**
Personnel expenses	-47,788	20.08	-1.04	-48,288	-44,571	-47,958	-39,796
General and administrative costs	-37,105	20.11	-3.23	-38,344	-32,958	-46,823	-30,893
Depreciation and writte-downs	-5,307	-0.34	3.94	-5,106	-4,927	-5,044	-5,325
Other operating items	3,165	33.01	-19.73	3,943	2,845	2,917	2,380
OPERATING INCOME	**94,619**	**39.16**	**-3.10**	**97,641**	**85,910**	**78,341**	**67,992**
Asset losses	-13,796	71.59	-43.11	-24,252	-12,458	-13,182	-8,040
Provisions	-5,051	116.52	137.69	-2,125	-177	-2,442	-2,333
Other results	37	-109.93	-122.29	-166	371	1,306	-372
INCOME BEFORE TAXES	**75,809**	**32.43**	**6.63**	**71,098**	**73,646**	**64,022**	**57,246**
Corporate income tax	-22,569	25.55	3.41	-21,824	-22,562	-21,411	-17,976
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**53,240**	**35.57**	**8.05**	**49,274**	**51,084**	**42,611**	**39,271**

Basic income


190
180
170
160
150
140
Millions of euros
181.65
141.62
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

Net operating income


100
90
80
70
60
Millions of euros
94.61
67.99
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

10.Fees

Thousands of €			Variation	
	09/30/2005	09/30/2004	Amount	%
FEES PAID				
Fees paid to other banks	11,923	10,743	1,180	10.98
Fees paid to agents, virtual banking	29,772	25,426	4,346	17.09
Total fees paid	**41,695**	**36,169**	**5,526**	**15.28**
FEES RECEIVED				
Guarantee and L/C	11,303	10,096	1,207	11.96
Foreign exchange	5,685	5,538	147	2.65
Payment and collection services	50,319	45,518	4,801	10.55
Comercial bills	10,639	9,957	682	6.85
Sight accounts	6,844	6,606	238	3.60
Debit and credit cards	27,298	24,093	3,205	13.30
Checks	1,439	1,381	58	4.20
Payment orders	4,099	3,481	618	17.75
Brokerage services	23,067	21,390	1,677	7.84
Underwritting and management fees	99	221	-122	-55.20
Buy/sell orders	9,809	8,249	1,560	18.91
Custody and administration	13,159	12,920	239	1.85
Non-banking financial products	63,043	56,374	6,669	11.83
Mutual funds	51,104	47,271	3,833	8.11
Pension funds	7,661	6,116	1,545	25.26
Insurance	4,278	2,987	1,291	43.24
Other fees	28,341	26,224	2,117	8.07
Total fees received	**181,758**	**165,140**	**16,618**	**10.06**
FEES AND COMMISSIONS NET	**140,063**	**128,971**	**11,092**	**8.60**



11.Yields and costs

data in %	As of setembre 30 2005 weighting	2005 rate	2004 weighting	2004 rate
Cash on hand and on deposit at central bank	0.95%	1.48%	1.13%	1.60%
Due from banks	8.41%	1.76%	7.48%	1.76%
Credit facilities and loans (a)	61.80%	3.26%	64.69%	3.26%
Securities	23.22%	3.05%	18.86%	3.25%
Equity portfolio	1.47%	1.85%	1.55%	3.33%
Average earnings assets (b)	**95.85%**	**3.09%**	**93.72%**	**3.25%**
Other assets	**4.15%**		**6.28%**	
AVERAGE TOTAL ASSETS	**100.00%**	**2.96%**	**100.00%**	**3.05%**
Due to central banks	2.00%	2.10%	1.42%	2.05%
Due to banks	23.60%	2.25%	16.29%	2.35%
Other market transactions	0.47%	1.41%		
Customer funds (c)	61.31%	1.67%	67.25%	1.57%
Customer deposits	40.78%	1.39%	49.23%	1.39%
Marketable debt securities	20.53%	2.23%	18.02%	2.08%
Subordinated liabilities	1.11%	4.16%	1.16%	4.72%
Capital with nature of financial liabilities	0.97%	2.08%	1.06%	5.33%
Average interest bearing funds (d)	**89.45%**	**1.97%**	**87.17%**	**1.87%**
Other liabilities	10.55%		12.83%	
AVERAGE TOTAL FUNDS	**100.00%**	1.76%	**100.00%**	**1.63%**
Customer spread (a-c)	**1.59%**		**1.69%**	
Net interest margin (b-d)	1.12%		**1.38%**	



12.Quarterly yields and costs

data in %	3Q04		4Q04		1Q05		2Q05		3Q05	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
Cash on hand and on deposit at central bank	1.14%	1.58%	1.13%	1.23%	0.96%	1.45%	0.95%	1.49%	0.94%	1.51%
Due from banks	5.89%	1.75%	6.97%	1.95%	8.10%	1.81%	8.87%	1.77%	8.33%	1.69%
Credit facilities and loans (a)	67.27%	3.20%	64.83%	3.28%	62.86%	3.30%	61.26%	3.26%	61.41%	3.22%
Securities	19.15%	3.18%	21.01%	3.34%	22.69%	3.12%	22.86%	3.07%	24.01%	2.98%
Equity portfolio	1.22%	2.46%	1.05%	0.58%	1.46%	2.98%	1.53%	1.67%	1.41%	1.06%
Average earnings assets (b)	**94.66%**	**3.20%**	**94.99%**	**3.25%**	**96.07%**	**3.17%**	**95.47%**	**3.09%**	**96.10%**	**3.03%**
Other assets	5.34%	0.00%	5.01%	0.00%	3.93%	0.00%	4.53%		3.90%	
AVERAGE TOTAL ASSETS	**100.00%**	**3.03%**	**100.00%**	**3.08%**	**100.00%**	**3.05%**	**100.00%**	**2.95%**	**100.00%**	**2.91%**
Due to central banks	2.05%	2.08%	1.12%	2.09%	1.17%	2.11%	0.95%	2.09%	3.67%	2.10%
Due to banks	15.39%	2.23%	19.78%	2.48%	21.28%	2.29%	23.86%	2.25%	25.31%	2.23%
Marketable debt securities	0.00%	0.00%	0.00%	0.00%	0.81%	1.39%	0.43%	1.92%	0.21%	0.52%
Customer funds (c)	67.88%	1.59%	65.54%	1.64%	63.93%	1.66%	61.86%	1.69%	58.70%	1.66%
Customer deposits	48.93%	1.43%	46.90%	1.40%	42.31%	1.38%	40.48%	1.40%	39.85%	1.39%
Repos	18.94%	1.99%	18.64%	2.25%	21.62%	2.21%	21.37%	2.24%	18.84%	2.25%
Subordinated liabilities	1.18%	4.56%	1.26%	4.08%	1.18%	4.29%	1.14%	4.01%	1.01%	4.20%
Capital with nature of financial liabilities	1.18%	4.46%	1.07%	3.50%	1.05%	2.08%	0.97%	2.06%	0.91%	2.10%
Average interest bearing funds (d)	**87.67%**	**1.86%**	**88.77%**	**1.99%**	**89.43%**	**1.96%**	**89.20%**	**1.99%**	**89.80%**	**1.96%**
Other liabilities	12.33%	0.00%	11.23%	0.00%	10.57%	0.00%	10.80%		10.20%	
AVERAGE TOTAL FUNDS	**100.00%**	**1.63%**	**100.00%**	**1.76%**	**100.00%**	**1.75%**	**100.00%**	**1.77%**	**100.00%**	**1.76%**
Customer spread (a-c)		**1.61%**		**1.64%**		**1.65%**		**1.57%**		**1.56%**
Net interest margin (b-d)		**1.34%**		**1.26%**		**1.22%**		**1.10%**		**1.07%**

Evolution Customer spread


1,75
1,70
1,65
1,60
1,55
1.61
1.56
Annualize quarterly rate
Sep 04
Dec
Mar
Jun
Sep 05

Return on lending and Cost of customer funds


4
3
2
1
3.20
3.22
1.59
1.66
Annualize quarterly rate
Sep 04
Dec
Mar
Jun
Sep 05
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €			Variation	
	09/30/2005	09/30/2004	Amount	%
Customers business divisions	158,312	125,968	32,344	25.68
Personal Finance	14,331	11,639	2,692	23.13
Private Banking	25,933	22,086	3,847	17.42
Corporate Banking	36,672	26,284	10,388	39.52
Individuals	52,981	45,564	7,417	16.28
Small and Medium Companies	24,265	16,746	7,519	44.90
Non-Residents	4,130	3,649	481	13.18
Capital Markets	20,013	9,858	10,155	103.01
Other businesses	14,438	8,801	5,637	64.05
General allowances	-33,465	-13,464	-20,001	148.55
Corporate Center	-5,700	-396	-5,303	1,338.51
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**153,598**	**130,767**	**22,832**	**17.46**
Pro-memoria:				
Asset management fees	56,924	55,082	1,842	3.34



14.Shareholders' equity and rating

Thousands of €	09/30/2005	09/30/2004	Variation Amount	Variation %
Paid-in capital and reserves	1,374,290	1,231,635	142,655	11.58%
Minority interest	343,165	289,489	53,676	18.54%
Revaluation reserve	-130,761	-132,397	1,636	-1.24%
Treasury stock	-31,739	-31,686	-53	0.17%
Intangible assets	-45,596	-39,098	-6,498	16.62%
Tier 1	1,509,358	1,317,943	191,416	14.52%
Revaluation reserve	130,761	132,397	-1,636	-1.24%
General allowances	289,187	304,707	-15,520	-5.09%
Subordinated debt financing	249,225	188,400	60,825	32.29%
Recorded general loan loss allowance	-36,801	-18,108	-18,693	103.23%
Tier 2	632,372	607,396	24,977	4.11%
TOTAL EQUITY	2,141,731	1,925,338	216,392	11.24%
Risk-weighted assets	19,938,005	15,071,972	4,866,033	32.29%
Tier 1 (%)	7.57	8.74	-1.17	-13.39%
Tier 2 (%)	3.17	4.03	-0.86	-21.34%
Capital Ratio (%)	10.74	12.77	-2.03	-15.90%
Excess	546,690	719,581	-172,890	-24.03%

Ratings

	Short Term	Long Term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+



15.Variation in net worth

	2005	2004
BALANCE AT JANUARY 1	**1,316,190**	**1,159,185**
Dividends	-66,365	-58,786
Capital increase	26,558	22,509
Unrestricted reserve - sale	21,619	25,100
Income for the year	153,598	130,767
Other variations	5,682	3,503
BALANCE AT SEPTEMBER 30	**1,457,282**	**1,282,278**

16.Cash flow statement

	2005	2004
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	170,761	164,900
Net cash flow - operating activities	213,600	212,812
Net cash flow - investments	-18,381	-15,892
Net cash flow - financing activities	-64,200	-7,495
CASH AND CASH EQUIVALENTS BALANCE AT SEPTEMBER 30	301,780	354,324



17.Creation of shareholder value

PERIOD PER SHARE DATA (€)	
Earnings per share	2.00
Diluted earnings per share	1.91
Dividend per share	0.86
Book value per share	17.44
Price at beginning of year	39.19
Low	36.80
High	44.32
Closing price	43.20
Appreciation in last quarter (%)	2.13
Appreciation in last 12 months (%)	23.08

STOCK MARKET RATIOS	
Price/Book value (times)	2.48
PER (price/earnings, times)	16.20
Dividend yield (%)	2.63
Number of shareholders	101,014
Number of shares	77,916,786
Number of shares held by nonresidents	19,402,002
Average daily trading (number of shares)	206,276
Average daily trading (thousands of euros)	8,785

Variations in earnings and dividend per share


0,80
0,60
0,40
0,20
Euros
0.69
0.52
0.30
0.26
Sep 04
Dec
Mar
Jun
Sep 05
EPS
DPS

Bankinter's market capitalization trend


3.500
3.250
3.000
2.750
2.500
2.250
Millions of euros
3,366.00
2,697.45
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

18.People

	09/30/2005	09/30/2004	Variation Amount	Variation %
Number of employees (*)	3,612	3,189	423.00	13.26%
Average length of service of employees (in years)	10.51	10.59	-0.08	-0.76%
Average age (in years)	36.62	37.00	-0.38	-1.03%
Men (%)	54.93	54.95	-0.02	-0.04%
Woman (%)	45.07	45.05	0.02	0.05%
Internal job rotation (%)	22.15	21.38	0.77	3.59%
External turnover (%)	5.29	6.47	-1.18	-18.27%
Employees with university degrees and postgraduate studies (%)	69.91	68.02	1.89	2.77%

(*) Full-time equivalent



19.Quarterly events

>> PRODUCTS

In this quarter Bankinter continued to market the "BK Gran Reserva 40 Aniversario" mutual fund due to the huge demand and interest generated by this product among investors. At the end of the placement period, the total amount subscribed to was €500 million; this figure, which surpassed all initial projections, is a veritable record for the Bank.

The mutual fund has exceptional conditions –Bankinter considers that this is the best tribute it can pay to its customers in the year in which it celebrates 40 years since its foundation as an independent bank.

The "BK Gran Reserva 40 Aniversario" mutual fund guarantees 100% of the capital invested over the five-year and four-month term, plus 100% of the average monthly appreciation of the basket (of three baskets selected on the basis of their different risk levels, Prudent, Balanced and Dynamic) that has performed best at maturity. The real advantage is that the customer does not have to opt, a priori, for any one portfolio, but, by default, receives at maturity 100% of the monthly average appreciation of the best of the three options and, accordingly, always obtains a return on the investment irrespective of the market performance.

All these baskets are composed of Gesbankinter's leading funds, most of which receive awards year after year from various institutions for being the best in their category.

>> MOBILITY AND TECHNOLOGY

As a result of the cooperation agreement for the development of wireless-telephony banking products and services, Bankinter and Vodafone Spain launched the first Multimodal Broker on the market. This brokerage system enables stock market transactions to be performed in real time by following voice instructions on wireless telephones.

The Multimodal Broker is a revolutionary system which increases the possibilities offered by the pioneering wireless brokerage service launched by the two entities in January 2005, which enables investors to be connected permanently to the stock market and to operate in more than 20 Spanish and international stock exchanges.

In cooperation with Amena, which belongs to the Auna Group, this quarter Bankinter launched "Movilcheck", a new financial service that enables companies to deposit their bank checks (from any financial institution) swiftly and with total security, by taking a photograph of the check with their wireless telephone and sending it to Bankinter. This procedure replaces the physical presentation of the document with the sending of a digitalized image of the check and, consequently, expedites the collection management process considerably.

Throughout this image transmission process security is guaranteed both in the identification of the authorized user –through the identification of the handset and user passwords– and in the communication with Bankinter's systems.

Since this procedure is performed entirely online, users can immediately view, on the Ebankinter empresas portal, the images of the checks photographed by wireless telephone, the status of the processing thereof, the remittances deposited, and, if appropriate, any checks that have been returned.

>> SOCIAL ACTION

With the objective of performing joint actions aimed at promoting the integration of people with a disability into the labor market and society, Bankinter entered into a cooperation agreement with the Adecco Foundation for Integration into the Labor Market. This cooperation agreement envisages the organization of training actions and recruitment programs aimed at the future incorporation of disabled people into functionally significant posts at the Bank.

This is yet another illustration of the commitment and responsibility assumed by Bankinter vis-à-vis the disabled and of the Bank's willingness to facilitate and promote the inclusion of disabled people in its labor force.

>> APPOINTMENTS

At its meeting on September 14, 2005, the Board of Directors of Bankinter, S.A. resolved to appoint Fernando Masaveu Herrero as a director to occupy the vacancy on the Board.

Following this appointment, the Board of Directors is composed as follows: Chairman, Juan Arena (executive); Vice Chairman, Pedro Guerrero (independent); CEO, Jaime Echegoyen (executive); the Nominee Directors Alfonso Botín (representing Cartival, S.A.), Marcelino Botín, Ramchand Bhavnani and Fernando Masaveu; and the three other independent directors, José Ramón Arce, John de Zulueta and Fabiola Arredondo.

>> AWARDS AND ACKNOWLEDGEMENTS

Bankinter was ranked first in the "3rd Awards for the Best Employee Portal" in the category of companies with between 1,000 and 5,000 employees. These awards are organized by the Internal Communication Observatory, which is composed of the Instituto de Empresa business school, the Capital Humano magazine and the consulting firm Inforpress. In addition to winning first prize in one of the three categories, the Bank was also awarded second prize in the "Best project to promote employee participation and accessibility" category.

These prizes, which have been awarded for the last three years, are based on the analysis performed by a prestigious jury comprising several figures from the academic, business and media worlds. Moreover, the Internal Communication Observatory is a pioneering project in Spain, the objective of which is to research, generate and divulge knowledge in the area of internal communication in companies and organizations, and to promote the in-depth study of the characteristics and future development thereof.

Additionally, this quarter Bankinter was a finalist in the Innovation/Large Companies category of the Best of European Business awards, which were organized for the first time by the European consulting firm Roland Berger in cooperation with the Financial Times, the economic daily Expansión and the business school IESE.

These awards, in which more than 500 Spanish companies competed, are divided into four categories: Value Generation, Growth, Innovation and New Europe, with two prizes in each category –one for large companies and one for medium-sized companies. The objective of these awards is to identify and reward the companies which have excelled most in the year in each category. In this connection, Bankinter's prize serves as recognition of a particular characteristic of the Bank, innovation, which is our true hallmark.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

BANKINTER
www.ebankinter.com